[AMS Health Sciences Letterhead]
February 13, 2007
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	AMS
Health Sciences, Inc.; Amendment No. 3 to
Registration Statement on Form SB-2 (File
No. 333-136128)
Ladies and Gentlemen:
     The undersigned registrants hereby request acceleration of the effective date of the captioned Registration Statement to 1:00 p.m., Eastern Standard Time, on February 14, 2007, or as soon thereafter as is practicable.
     The undersigned registrants acknowledge that:
     · should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
     · the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
     · the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, AMS Health Sciences, Inc.
By /s/ Robin L. Jacob
Robin L. Jacob
(Chief Financial Officer, Secretary and Treasurer)